Securities and Exchange Commission	October 13, 2009
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
Attention: Kathleen Collins, Accounting Branch Chief

Re:	Jacada Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed April 16, 2009
File No. 0-30342

Dear Ms. Collins:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the above-referenced filing (the “2008 Form 20-F”) that were provided to the Company by the Staff in its letter dated October 7, 2009 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments below in bold face type. Please note that all references to page numbers in the responses below refer to the page numbers of the 2008 Form 20-F as previously filed with the SEC.

Form 20-F for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Operations, page F-5

1.	We note from your response to prior comment 2 that you allocated $6.6 million of revenue from your SOP 81-1 arrangements to service revenue and the residual was allocated to software license revenue. Please confirm if your SOP 81-1 arrangements include maintenance services. If so, tell us how you considered allocating a portion of the arrangement to maintenance services and if you can establish VSOE of such services based on the methodology described in prior comment 3. Further, please describe your methodology for allocating cost of revenues in you SOP81-1 arrangements.

We wish to confirm to the Staff that in bundled arrangements which include significant customization of software and services, for which the Company accounts under SOP 81-1, the Company also generates revenues from maintenance services. As described in TPA5100.49, PCS-related services for which the Company has Vendor Specific Objective Evidence (VSOE) of fair value are accounted for separately from the balance of the arrangement accounted for under SOP 81-1. As a result, the maintenance revenues from these arrangements are not included in the $6.6 million of the service revenues as appears in the table provided in the Company’s response dated October 2, 2009 to comment 3 of the Staff letter dated September 17, 2009.

Allocation of revenues to maintenance is based on the VSOE of fair value of the maintenance in the arrangement. The process of establishment of VSOE of fair value to maintenance, as described in said Company response, encompasses the Company-wide renewal population stratified between the geographic regions and the levels of maintenance.

The cost of service revenues in arrangements accounted for under SOP 81-1 in the amount of $4.5 million, as appears in the table provided in said Company response, includes costs of professional services department and third party contractors. Costs of maintenance consist of the costs of the support department; these costs are not included in the $4.5 million cost of service revenues.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva & Leshem Brandwein (David S. Glatt at 011-972-3-610-3140).

/s/ ROBERT C. ALDWORTH

Chief Financial Officer
Jacada Ltd.